

November 5, 2009

Mr. John A. Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, NY 10019

> **Re:** **United Refining Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2009**
> **File No. 001-33868**

Dear Mr. Catsimatidis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A, Filed October 13, 2009

General

1. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to "you" or "your" refer to United Refining Energy Corp., Chaparral Energy, Inc. or their respective affiliates, depending on the context.

2.	Please update your proxy statement to include financial statements and pro forma financial information covering subsequent periods for any amendment filed after November 8, 2009, to comply with Rule 3-12 of Regulation S-X.

3.	Update disclosure to provide current information throughout your document, eliminating blanks where such information is known. Where such information is subject to change, you may so indicate by the use of brackets.

Proposed Timing and Related Issues

4.	You filed the preliminary proxy statement on October 13, 2009. We note that United Refining Energy Corp. will be required to dissolve and liquidate if no business combination occurs, or if stockholder approval to extend its corporate existence is not obtained, by December 11, 2009. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe we would need to clear comments on your preliminary proxy statement in order for you to file and mail the definitive proxy statement. Please provide similar information with respect to the registration statement that you intend to file relating to the warrant exchange offer. Make clear in your supplemental explanation of timing whether you are allowing time for the adjournments or postponements to which you refer throughout the document.

5.	In your response, set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timetable would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings. Among other things, we note the reference on page 113 to the need for "approval under the HSR Act."

6.	Also include your timing analysis in the event that you decide to provide security holders with a separate vote to consider solely the extension of United Refining Energy Corp.'s corporate existence beyond December 11, 2009, if that is an option you are considering. Such a separate vote would provide you with more time to respond to staff comments and would provide security holders with more time to receive, consider, and vote upon the merger proposal and the other proposals at issue.

7.	Explain to us how those voting or seeking redemption of their shares can do so electronically, including whether there are limitations on the ability of all holders to do so. Make clear what the actual deadlines for such voting or redemption would be in each case. We note your discussion of paper proxy cards on page 10. If you will make internet or toll-free telephone voting available to security holders, disclose all necessary details. If not, please explain to us why these options will be not available, particularly in view of the timing parameters for this transaction.

8.   We note your statement on page 6 that a holder of Public Shares who wishes to exercise redemption rights must "deliver your Public Shares to the Company's transfer agent physically or electronically through the Depository Trust Company ('DTC') prior to the Special Meeting of Stockholders [emphasis added]." We also note your statement on page 36 that "stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent" and "it may take significantly longer than two weeks." In view of the timing parameters of this transaction, please advise us whether you have considered permitting more time for delivery of shares.

9.   We note that you would like for the special meetings to be held on December 9, 2009. Please confirm that shareholders will have a reasonable amount of time to receive, review, consider and respond to your proxy solicitation, especially given the potential five business day delay in delivery of your proxy materials to security holders resulting from the operation of Rule 14b-1(b)(2) and Rule 14b-2(b)(3).

10.   In light of the expedited timetable you desire for our processing of your filing, please respond in necessary detail to each portion of each comment that we issue. You will facilitate our review by providing us with clearly and precisely marked versions of (1) the amended disclosure and (2) each other document that changes in response to staff comment. Also, in your letter of response, please provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

11.   Please submit via EDGAR as .pdf files the precisely marked electronic versions of all changed documents. In that regard, the additional detail that appears in the paper versions you provide will expedite our review if it is also available to us electronically.

Other General Comments

12.   Please revise your filing to use the same system of numbering the proposals in the notices of meeting, the body of the proxy statement and the proxy card.

13.   Explain more precisely throughout the document how the timing of the warrant exchange offer will be coordinated with the timing of the warrant redemption.

14.   We note your statement on page 4, and other statements to similar effect, that "If the Transaction is consummated, the funds held in the trust account will be released (i) to pay transaction fees and expenses; (ii) to pay the Company's tax obligations and deferred underwriting discounts and commissions; (iii) to pay holders of Public Shares who properly exercise their redemption rights; (iv) to pay for the Warrant Redemption; and (v) for working capital and general corporate purposes of the Company and its subsidiaries, including the repayment of a portion of the amounts outstanding under Chaparral's existing credit facility … . In addition, the funds held in the trust account may be used to purchase Public Shares in privately negotiated transactions." Please enhance this disclosure as follows:

● For each category, quantify the amount or range of amounts involved. Include a quantification of the amount that may be used to purchase Public Shares.

● If there is no maximum amount as to categories (i) through (iv) and purchases of Public Shares, please clarify the resulting effect on the amount remaining for category (v). Add prominent disclosure regarding such effect at the beginning of the proxy statement and each time you discuss the closing condition regarding $250 million being available for working capital.

15.   We note your disclosure on pages 39 to 40, pages 51 to 53 and elsewhere in the document regarding issues concerning Chaparral's existing debt financing and credit facility and its proposed replacement credit facility. You identify several risks: that the merger could cause Chaparral to be required to repurchase the 8-1/2% senior notes due 2015; that this could cause cross-defaults under other obligations; that Chaparral's existing secured credit facility would not provide it with sufficient financing to pay for the repurchase of the 8-1/2% senior notes; and that the proposed replacement credit facility may provide that a change of control would be a default that permits lenders to accelerate the maturity of borrowings under that facility. Please revise your filing as follows:

● Highlight these risks more prominently at the beginning of the document.
● Quantify the possible exposures under different scenarios to clarify the potential exposure that you face in the event that change of control and cross-default provisions are triggered.

● Revise your Risk Factors section to present the risks regarding debt financings and credit facilities together in one centralized place.

● Identify precisely all material cross-defaults that would be triggered if any change of control or other provisions are triggered in any of your debt financings or credit facilities.

● Describe the material terms of the proposed replacement credit facility and describe the status of negotiations with regard to putting it in place. Explain whether and when you anticipate that such credit facility would replace your existing credit facility.

● Disclose and update the status of any discussions with note holders and lenders regarding consents or waivers that would address these issues. In addition, please clarify whether you intend to complete the merger transaction if you do not obtain such consents or waivers.

We may have further comments after reviewing your response.

16.   In the investor presentation entitled "Roadshow Presentation – October 2009," which appears as Exhibit 99.1 to your Form 8-K filed October 14, 2009, we note the statement that "Chaparral receives $300 million cash for working capital," with the footnote "Assuming 24% of URX public shareholders redeem their shares for cash and 50% of URX warrants are redeemed for cash." We also note in the press release dated October 12, 2009, which appears as Exhibit 99.1 to the Form 8-K filed on October 13, 2009, a quotation from Mr. Catsimatidis referring to "additional capital provided by the proposed merger." Throughout the preliminary proxy statement, we note references to the closing condition calling for $250 million to be available for working capital and general corporate purposes after the transaction, and statements that actions are being taken to "ensure" that this condition "is met." We also note the statement on page 63 that "… the Company will not be able to consummate the Transaction if the cash available to the Company for working capital following the consummation of the Transaction is less than $250,000,000." If the amount available may be less than $250 million, and the $250 million of working capital is a condition that may be waived, please indicate that clearly in each instance where you mention this topic.

17.   In the forepart of the document, provide charts to show all parties, material affiliates, their ownership structure, and percentage of ownership, both prior to and as a result of the reorganization. Also provide detailed tabular disclosure to clarify the ownership structure assuming the high and low end of the range of redemption scenarios.

18.   Provide us with the numbers of record holders of each security, as well as the percentage of each security that is held of record. Provide us with an estimate as to the number of beneficial holders.

19.   We note your disclosure concerning your plans "to consummate an offer to exchange a portion of the outstanding Company Warrants for warrants" that may have certain features described in the third paragraph on page 65. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the warrant exchange offer. Please also ensure your analysis considers the *Wellman* factors. In addition, please cite to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

20.   Explain to us why you believe that the issuance of shares of United Refining Energy Corp. to the Chaparral stockholders in the merger does not require registration under the Securities Act of 1933. If you are relying on an exemption from registration, identify such exemption and describe the factual basis for the exemption.

21.   We note that the warrant redemption proposal will have no effect on the 2.5 million warrants granted to your sponsor and that such warrants will remain outstanding following the consummation of the warrant redemption and the merger transaction. Please advise why you determined not to redeem or exchange such warrants.

Unnumbered pages at the beginning of the Proxy Statement

22.   Please add page numbers to these pages, which are currently not numbered.

23.   Make clear at the beginning of the Proxy Statement what options security holders might have, as well as the timing within which these decisions must be made. Ensure that you cover not only redemption rights but also potential securities law claims for rescission and damages. Currently, potential securities law claims for rescission and damages are not mentioned until page 7. Explain in necessary detail the potential impact on these other options from voting or seeking redemption.

24.   Expand your related disclosure elsewhere in the document to provide necessary detail about how each of these matters interacts with the others. Summarize here, and provide a comprehensive explanation at an appropriate place in the document, the legal impact in each case of abstaining, voting against a proposal, or voting in favor of a proposal. For example, if voting in favor of the merger proposal could adversely impact potential securities law claims, disclose this.

25.   We note your statement that "… the Company's management believes the total enterprise value of Chaparral is approximately $2,202,000,000." We also note a statement by Mr. Catsimatidis in the October 14, 2009 conference call with investors that "The proposed transaction is valued at $1.8 billion." Please explain the reasons why different numbers were provided in these different contexts, and explain the basis for these valuations. Among other things, explain how the enterprise value was calculated.

26.   With respect to your contemplated warrant exchange offer, you state that the new warrants will have an exercise period "different than" the current exercise period. Please clarify whether such exercise period will be shorter or longer than the current exercise period.

27.   You state that if the exchange offer is consummated and the holders of the warrants decide to participate, then you will have redeemed fifty percent and replaced fifty percent of the public warrants, with an additional 30,300,000 shares of common stock issuable upon exercise of such new warrants. Please revise your filing to clarify how such additional shares will be issuable.

Questions and Answers about the Proposals for Company Warrantholders and Stockholders, page 1

What is being voted on?, page 3

28.   We note your statement in this section that if you do not consummate the transaction and fail to complete an initial business combination or obtain stockholder approval to extend your corporate existence by December 11, 2009, you will be required to dissolve and liquidate and the warrants will expire worthless. Please revise your disclosure in this section and under the question "What happens if I vote against the Merger Proposal?" at page 6 to describe the distribution to your stockholders of the funds that are held in trust.

Why is the Company proposing the Warrant Redemption Proposal?, page 4

29.   Please disclose in this section why the board believes the redemption of the warrants will increase your strategic opportunities and attractiveness to investors following the consummation of the merger transaction. In addition, please disclose in this section the material disadvantages of the warrant redemption, including that the redemption price may be substantially less than the market price of the shares of common stock issuable upon exercise.

30.   After the question "Why is the Company proposing the Warrant Redemption Proposal?" on page 4, please add a question and answer regarding how the company determined the warrant redemption price.

Why is the Company proposing the Charter Amendment Proposals?, page 4

31.   With respect to each proposed amendment to your certificate of incorporation, please provide a brief explanation of why the board believes that such amendment is in your best interest following the consummation of the merger transaction, or provide a cross-reference to the detailed disclosure provided at page 123.

Why does the Company intend to conduct the exchange offer?, page 8

32.   We note your statement on page 9 that, after the consummation of the Transaction, "Warrantholders will have an opportunity to determine at such time whether to accept the $0.50 redemption price or to accept warrants to purchase Common Stock on the terms then proposed." However, it appears from your disclosure that you plan to consummate an offer to exchange only a portion of the outstanding warrants. It is therefore not clear how all warrantholders will have the opportunity to make such a determination. Please advise. In addition, clarify if true that the warrant redemption will be a mandatory redemption except with regard to warrants whose holders choose to participate in the warrant exchange offer.

Who can participate in the exchange offer?, page 9

33.   You state that holders of warrants at the time of the exchange offer may participate in the exchange offer. Please clarify, if true, that you plan to consummate an offer to exchange only a portion of the outstanding warrants.

Summary, page 13

34. Please provide in this section a brief summary of the material risks described elsewhere in your filing.

The Merger Proposal, page 15

The Merger Agreement, page 15

35. Please ensure that you include in this section a brief description of all material terms of the merger agreement and related transactions. For example, please provide a brief description in this section of all material conditions to the merger agreement and the material changes to the by-laws that your board intends to adopt in connection with the transaction.

Certain Benefits of the Company's Directors and Officers and Others in the Transaction, page 18

36. We note your reference at the bottom of page 18 to "certain <u>individuals</u> promoting the Transaction and/or soliciting proxies on behalf of the Company [emphasis added]." If this will include entities as well as individuals, please revise appropriately.

37. In the second paragraph on page 19, we note the discussion of the "aggregate $5,000,000 incentive bonus pool." In the third paragraph on the same page, we note the discussion of "an <u>additional</u> bonus pool of up to $5,000,000." Please revise to clarify the overall size of the bonus pool(s).

38. Please provide a brief description in this section of the condition to closing set forth in the merger agreement related to the offer of employment agreements to certain individuals.

Actions That May be Taken to Secure Approval of the Company's Stockholders, page 19

39. We note your disclosure that the agreements to purchase Public Shares may include agreements to provide holders of Public Shares with "incentive" to vote in favor of the transaction. Please disclose the nature of such "incentive."

40. Please clarify the consideration that may be paid with regard to such purchases of Public Shares. Clarify whether there is any maximum as to the amount of consideration that may be paid per share or in the aggregate. We note your statement that "Funds released from the trust account upon consummation of the Transaction may be used to purchase the Public Shares." Clarify to what extent

funds in the trust account may be used to provide consideration. For example, disclose whether there is a ceiling on the amount that may be taken from the trust account for this purpose, and disclose whether trust account funds could be used only for share purchases or also with regard to other "transactions … to provide … incentives." We may have further comments after reviewing your response.

41.   We note your statement at page 80 that "In the event that any purchases of Common Stock are made by the company, Chaparral or any of their respective affiliates <u>after the mailing of this proxy statement to stockholders but prior to the Special Meeting of Stockholders</u>, the Company will file a Current Report on Form 8-K to the SEC … [emphasis added]." We also note your statement at page 80 that "It is possible that the Special Meeting of Stockholders could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the meeting, it appears that the requisite vote will not be obtained or that the limitations or redemptions will be exceeded." Please revise your statement about disclosure on Form 8-K to clarify whether you will disclose such transactions regardless of whether they occur before or after the Special Meeting.

42.   Clarify how the stockholders from whom shares may be purchased, or with whom other "transactions … to provide … incentives" may be negotiated, will be selected.

43.   If an amount greater than the redemption price may be offered in share purchases or other "transactions … to provide … incentives," please revise to explain how paying a premium to change the votes, which reflect stockholder intent, would be in the best interests of all stockholders.

44.   Similarly, explain how the payment of consideration to only certain stockholders to influence the vote in favor of the merger proposal would be fair to and in the best interests of all stockholders, including those who will not be offered or receive any such consideration. In the alternative, make clear that such arrangements may not be fair to and in the best interests of those stockholders not receiving such consideration. Provide corresponding risk factor disclosure, as appropriate.

45.   With regard to the potential purchases referenced in this section, please provide a representation that all such purchases will be made in compliance with the federal securities laws.

Rescission Rights, page 20

46.   We note your statement on page 20 that stockholders "may have securities law claims … on the basis of, for example, the Company's IPO prospectus not disclosing that funds in its trust account might be used, directly or indirectly, to purchase Public Shares in order to secure approval of the Company's stockholders for the Transaction or that the Company may seek to amend the Warrant Agreement [emphasis added]." Please advise us as to whether you are aware of other examples, and if so, please enhance your disclosure to include them.

Opinion of New Century Capital Partners, Inc., page 20

47.   Please provide us with a copy of the engagement letter with New Century Capital Partners, Inc.

48.   We note your statement on page 20 that "On October 5, 2009, New Century Capital Partners made an oral presentation to the Company's Board of Directors (which was subsequently confirmed in writing on October 5, 2009." Please provide us with a copy of any board books, presentations or other materials presented to the board regarding the transaction or New Century Capital Partners' fairness opinion.

Risk Factors, page 35

If the Company is forced to liquidate, page 35

49.   Please disclose whether you have had vendors, prospective target businesses and Chaparral execute the waivers referenced in this risk factor.

The company's directors have potential conflicts of interest …, page 37

50.   Please revise this risk factor to discuss all material conflicts of interests, including those described at page 18.

The NYSE Amex may delist the Company's securities …, page 37

51.   Please provide updated disclosure in your next amendment regarding your August 11, 2009 request for an extension of the plan of compliance to December 11, 2009.

If the stockholders of Chaparral and the Company's sponsor exercises their registration rights…, page 38

52.   We note your disclosure regarding the registration rights of the stockholders of Chaparral. Please provide a brief description of the material terms of such registration rights in your summary that begins on page 13.

The Company's working capital will be reduced…, page 41

53.   We note your disclosure at page 41 that assuming holders of 16,359,950 shares or less of the Public Shares seek to redeem their shares, you expect that you will have the required funds necessary to meet the minimum closing condition. Please provide this disclosure under your "Summary" section that begins at page 13, and disclose the percentage of the outstanding Public Shares represented by 16,359,950 shares.

Redemption Rights, page 62

54.   In connection with redemption rights, we note your disclosure at page 17 that the pro rata portion of the trust account calculated as of September 30, 2009 would amount to approximately $10.05 per share. Please provide this disclosure in the more detailed discussion of redemption rights set forth at page 62.

55.   We note your statement that "… the Company will not be able to consummate the Transaction if the cash available to the Company for working capital following the consummation of the Transaction is less than $250,000,000." If this is a waivable condition, please revise here and at all other relevant places in the document to indicate that this condition is waivable, and, if true, clarify that $250 million may not in fact be available. If true, specify that the amount available may instead be as little as zero.

Proposal to Be Considered by Warrantholders, page 65

The Warrant Redemption Proposal, page 65

Purpose of the Redemption, page 65

56.   We note your disclosure in the first full paragraph on page 65 of the document. Please revise to clarify the purpose in delaying the commencement of the exercisability of the Company Warrants to the 91st day following the Transaction given that if the proposed amendments are approved, the Company will initiate a mandatory redemption of the outstanding Company Warrants on or prior to the 90th day following the Transaction.

Proposals to Be Considered by Stockholders, page 69

The Merger Proposal, page 69

Background of the Transaction, page 69

57.   We note your statement on page 70 that "Many targets did not fit the Company's screening criteria …" and your statement on page 71 that "The Company declined to move forward on some opportunities … ." Please enhance your disclosure to quantify the approximate number of companies that were reviewed as potential targets. Explain approximately how many companies were reviewed in which industries.

58.   We note your references on page 72 to "the importance of certain change of control provisions" and discussion of "the change of control issue." Please be more specific about the nature of these issues. For example, please disclose whether the discussions involved the change of control provisions in debt facilities and credit facilities that could be triggered in connection with the merger. In addition, please describe under the heading "The Company's Board of Directors' Reasons for the Approval of the Transaction" at page 73 how your board of directors determined that the transaction is fair to, and in the best interests of, you and your stockholders despite such change of control provisions.

59.   Indicate exactly when the board of directors of United Refining Energy Corp. was first apprised of the Chaparral opportunity and when they approved and/or ratified moving forward with negotiations prior to the execution of the letter of intent.

60.   You mention that Deutsche Bank Securities, Maxim, Eight Winds, Nikolis & Associates, LLC "and others" were all involved as the registrant's "advisors." Please enhance your disclosure to identify and delineate more precisely the roles of each of the advisors.

Actions That May Be Taken to Secure Approval of the Company's Stockholders, page 79

61.   We note your disclosure at page 80 that as a result of any purchases of publicly held shares by you or certain other parties in order to secure approval of the proposed transaction by your stockholders, your ability to continue your listing of common stock on the NYSE Amex or any other national securities exchange may be inhibited. Please add related risk factor disclosure or tell us why this does not present a material risk.

Conditions to the Closing of the Transaction, page 84

62.   Please disclose explicitly which conditions have been satisfied, and state if true that any and all conditions are waivable. Also disclose for each listed condition whether the waiver of a given condition would be deemed material and would warrant resolicitation of the vote. If no condition rises to the level of resolicitation if waived, state this clearly.

63.   If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Disclose the date after which you would not waive any material conditions. Discuss whether in each such case, holders would be able to change their votes by electronic means up to the date and time of the meeting. We note the related disclosure under "Waiver" at page 88.

Opinion of New Century Capital Partners, Inc., page 99

64.   Please describe the qualifications and method of selection of New Century Capital Partners, Inc. as the financial advisor.

65.   We note the limitation on reliance by stockholders in the fairness opinion provided by the financial advisor. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor's belief that stockholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

66.   Please indicate whether or not the fairness opinion is based upon an assumption that $250 million or some other amount of working capital will be available from the trust account after the transaction. If so, indicate the effect on the fairness opinion of the potential inaccuracy of this assumption. Add risk factor disclosure with regard to the impact of this and any other potential inaccurate assumptions underlying the fairness opinion, or tell us why such assumptions do not present any material risk.

Unaudited Pro Forma Condensed Combined Financial Information, page 114

67.   Please expand your disclosure on page 116 to explain how you meet the "minimum funds closing condition" under your "maximum redemptions" assumption. To the extent you do not meet the minimum funds closing condition, explain why you consider this assumption a meaningful pro forma scenario to present.

68.   Please add a schedule showing how you derived the historical amounts included in the Company (i.e. United) columns of your pro forma condensed combined statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 as presented on pages 120 and 121. Your schedule should show in columnar formats, United's historical statements of operations for the nine months ended May 31, 2009 and for the year ended August 31, 2008, the months subtracted and/or added to derive the historical amounts included in the pro forma presentation.

69.   Please expand your disclosure under footnote 3 on page 119 to explain how you determined $9.97 is the appropriate redemption price per share.

Management Following the Transaction, page 199

70.   We note your disclosure at page 203 that you will be offering new employment agreements to certain individuals. If known, please disclose the material terms of such agreements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director